Exhibit 5.1

600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
November 19, 2010
El Paso Pipeline Partners, L.P.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
Ladies and Gentlemen:
     We have acted as special counsel to El Paso Pipeline Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the offering and sale of up to 12,075,000 common units representing limited partner interests in the Partnership (including the common units to be issued upon exercise of the underwriters’ option to purchase up to 1,575,000 additional common units) (the “Common Units”) pursuant to the Partnership’s automatic shelf registration statement on Form S-3ASR (Registration No. 333-165679), filed under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective on March 25, 2010 (the “Registration Statement”). A prospectus supplement dated November 16, 2010, which together with the accompanying prospectus dated March 25, 2010 shall constitute the “Prospectus,” has been filed pursuant to Rule 424(b) promulgated under the Securities Act.
     As the basis for the opinions hereinafter expressed, we have examined such statutes, including the Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware LP Act”), regulations, corporate records and documents, including the First Amended and Restated Agreement of Limited Partnership of the Partnership dated November 21, 2007, as amended to date (the “Partnership Agreement”), certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion. In making our examination, we have assumed and not verified (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals and (iv) the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies. We have also assumed that all Common Units will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the underwriting agreement dated November 16, 2010 relating to the offer and sale of the Common Units (the “Underwriting Agreement”).
     Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Common Units by the Partnership in accordance with the terms of the Underwriting Agreement has been duly authorized by the general partner of the Partnership and (ii) when the Common Units have been issued and delivered in accordance with the terms of the Underwriting Agreement, the Common Units will be validly issued, fully paid and non-assessable.
Austin     Beijing     Dallas     Houston     London     New York     The Woodlands     Washington, DC

November 19, 2010

     We express no opinion other than as to the federal laws of the United States of America and the Delaware LP Act (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws) as in effect and existing on the date hereof.
     We consent to the filing by you of this opinion as an exhibit to the Partnership’s Current Report on Form 8-K filed on the date hereof, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended.
Very truly yours,
/s/ ANDREWS KURTH LLP